UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

TransCommunity Financial Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

893548107
(CUSIP Number)

Charles F. Croog, Esq.
Financial Stocks Capital Partners IV L.P.
441 Vine Street
Suite 1300
Cincinnati, Ohio 45202
(513) 241-6166
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

March 19, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 9 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893548107	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON:	Financial Stocks Capital Partners IV L.P.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 400,000 (See Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 400,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
400,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.72% (See Item 5)
14	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 893548107	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON:	Finstocks Capital Management IV, LLC
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 400,000 (See Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 400,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
400,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.72% (See Item 5)
14	TYPE OF REPORTING PERSON (see instructions)
OO

CUSIP No. 893548107	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON:	Steven N. Stein
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 400,000 (See Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 400,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
400,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.72% (See Item 5)
14	TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No. 893548107	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON:	John M. Stein
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 400,000 (See Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 400,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
400,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.72% (See Item 5)
14	TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No. 893548107	SCHEDULE 13D/A

Statement for Schedule 13D

Item 1.                   Security and Issuer

This Schedule 13D/A relates to the common stock of TransCommunity Financial Corporation (“TransCommunity”), whose principal executive offices are located at 4235 Innslake Drive, Suite 200, Glen Allen, Virginia 23060.  This amendment modifies the original schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on November 6, 2007.

Item 2.                   Identity and Background

This Schedule 13D/A is filed by Financial Stocks Capital Partners IV L.P., Finstocks Capital Management IV, LLC, John M. Stein and Steven N. Stein (the “Joint Filers”).  A Joint Filing Agreement is attached hereto as Exhibit 1.

Financial Stocks Capital Partners IV L.P. is  an investment partnership organized in Delaware.  The address of its principal office is  441 Vine Street, Suite 1300, Cincinnati, Ohio 45202.  Its sole general partner is Finstocks Capital Management IV, LLC.

Finstocks Capital Management IV, LLC is organized in Delaware.  Its principal business is serving as an investment manager.  The address of its principal office is, 441 Vine Street, Suite 1300, Cincinnati, Ohio 45202.  Finstocks Capital Management IV, LLC is controlled by John M. Stein and Steven N. Stein.

John M. Stein is a U.S. citizen.  His principal employment is serving as President of FSI Group, Inc., the address of which is, 441 Vine Street, Suite 1300, Cincinnati, Ohio 45202.

Steven N. Stein is a U.S. citizen.  His principal employment is serving as Chairman and Chief Executive Officer of FSI Group, Inc., the address of which is, 441 Vine Street, Suite 1300, Cincinnati, Ohio 45202.

During the last five years, none of the Joint Filers has been convicted in a criminal proceeding or been a party in a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the company or such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                   Source and Amount of Funds or Other Consideration

The purchases of common stock of TransCommunity  were funded from the working capital of Financial Stocks Capital Partners IV L.P.

Item 4.                   Purpose of Transaction

Financial Stocks Capital Partners IV L.P. acquired the shares of common stock of TransCommunity for investment purposes in the regular course of its business and not for acquiring control of the Issuer.  The Reporting Persons may reexamine their investment from time to time based on market conditions, price,  availability and other factors and may dispose of their shares or acquire additional shares.

On September 6, 2007, TransCommunity announced that it had entered into a definitive merger agreement pursuant to which Community Bankers Acquisition Corp. agreed to acquire TransCommunity in a stock-for-stock transaction (the “Merger”).  On November 2, 2007, Mr. John Stein sent a letter to each member of the Board of Directors of TransCommunity to communicate the Reporting Persons’ objection to the proposed Merger and to inform the Board that the Reporting Persons intend to vote against the Merger.

After a continuing evaluation of their investment in TransCommunity and the proposed Merger, the Reporting Persons have decided to withdraw their objection to the proposed Merger.  On March 19, 2008, Mr. John Stein sent a letter to the Board of Director of TransCommunity to confirm the Reporting Persons’ withdrawal of their objection to the proposed Merger.  A copy of the letter is filed as an exhibit hereto and incorporated herein by reference.

Except as described herein, the Reporting Persons have no present plans that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D.

Item 5.                   Interest in Securities of the Issuer

Financial Stocks Capital Partners IV L.P. directly owns 400,000 shares, or approximately 8.72% of the 4,586,741 shares of common stock of TransCommunity outstanding, as of December 31, 2007, according to the 2007 earnings press release dated February 15, 2008, filed by TransCommunity as an exhibit to the Form 8-K it filed with the Securities and Exchange Commission on February 19, 2008.  Financial Stocks Capital Partners IV L.P. is controlled by Finstocks Capital Management IV, LLC, which is controlled by John M. Stein and Steven N. Stein.  Therefore, Finstocks Capital Management IV, LLC, John M. Stein and Steven N. Stein share with Financial Stocks Capital Partners IV L.P. the power to vote and dispose of such shares, and, accordingly, may be deemed the beneficial owners of such shares.  The foregoing should not be construed in and of itself as an admission by Finstocks Capital Management IV, LLC, John M. Stein or Steven N. Stein as to the beneficial ownership of the shares owned by Financial Stocks Capital Partners IV L.P.  A Joint Filing Agreement is attached hereto as Exhibit 1.

None of the Reporting Persons have effected any transactions in TransCommunity’s common stock within the past 60 days.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.                   Material to be Filed as Exhibits

A Joint Filing Agreement is filed as Exhibit 1.
Copy of letter to the Board of Directors of the Issuer, dated March 19, 2008 is filed as Exhibit 2.

CUSIP No. 893548107	SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true and complete.

Dated:  March 20, 2008

FINANCIAL STOCKS CAPITAL PARTNERS IV L.P.

By:	Finstocks Capital Management IV, LLC
General Partner

By:	/s/ John M. Stein
John M. Stein
President

FINSTOCKS CAPITAL MANAGEMENT IV, LLC

By:	/s/ John M. Stein
John M. Stein
President

/s/ Steven N. Stein
STEVEN N. STEIN

/s/ John M. Stein
JOHN M. STEIN

CUSIP No. 893548107	SCHEDULE 13D/A

Exhibit 1

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Dated:  March 20, 2008

FINANCIAL STOCKS CAPITAL PARTNERS IV L.P.

By:	Finstocks Capital Management IV, LLC
General Partner

By:	/s/ John M. Stein
John M. Stein
President

FINSTOCKS CAPITAL MANAGEMENT IV, LLC

By:	/s/ John M. Stein
John M. Stein
President

/s/ Steven N. Stein
STEVEN N. STEIN

/s/ John M. Stein
JOHN M. STEIN

CUSIP No. 893548107	SCHEDULE 13D/A

Exhibit 2

By Overnight Courier

March 19, 2008

Board of Directors
TransCommunity Financial Corp.
4235 Inslake Drive
Suite 200
Glen Allen, VA  23060

Re:  Community Bankers Acquisition Corporation

Dear Board Members:

This letter will confirm that we are withdrawing our objection to your agreement to merger into Community Bankers Acquisition Corporation (“CBAC”).

We hold 400,000 shares of TransCommunity common stock, and have reached the conclusion that we will support the proposed CBAC transaction.